U. S. SECURITIES AND EXCHANGE COMMISSION
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
     [X]     Form 10-K and Form 10-KSB
     [ ]     Form 20-F
     [ ]     Form 11-K
     [ ]     Form 10-Q and Form 10-QSB
     [ ]     Form N-SAR


                 For Period Ended: April 30, 2005
                       [ ]  Transition Report on Form 10-K
                       [ ]  Transition Report on Form 20-F
                       [ ]  Transition Report on Form 11-K
                       [ ]  Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR

                       For the Transition Period Ended:_______________________


 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

                     Part I - Registrant Information


                           visionGATEWAY, INC.
                         Full Name of Registrant


                        Former Name if Applicable

                    12707 High Bluff Drive, Suite 200
                       San Diego, California 92130
                  Address of Principal Executive Office


------------------------------------------------------------------------------

                    Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                               1

------------------------------------------------------------------------------

                          Part III - Narrative


   State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.


   visionGATEWAY, Inc. holds, as subsidiaries, visionGATEWAY Pty Ltd, an Australian corporation and Software Innovisions Pty Ltd, also an Australian corporation.

   The Company is in the process of finalizing financial information for all of the above mentioned entities, all having different quarter-end and year-end dates, with both United States and Australian accountants. Accordingly, the Company will be unable to file its 10K-SB by July 29, 2005, the required filing date, without unreasonable effort or expense.

------------------------------------------------------------------------------

                       Part IV  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

           Michael Emerson
           Vice President and Chief Executive Officer        (310) 754-3466


(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).     [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?     [ ]  Yes     [X]  No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               2

------------------------------------------------------------------------------

                           Signature

                      visionGATEWAY, INC.
         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 28, 2005                    By:  /S/ Michael Emerson
                                       -----------------------------
                                       Michael Emerson,
                                       Vice President and Chief Executive
                                       Officer
                               3